UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

ONLINE RESOURCES CORPORATION

(Name of Subject Company)

ONLINE RESOURCES CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68273G101

(CUSIP Number of Class of Securities)

Joseph L. Cowan

President and Chief Executive Officer

Online Resources Corporation

4795 Meadow Wood Lane

Chantilly, Virginia 20151

(703) 653-3100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

David M. Calhoun, Esq.

Morris, Manning & Martin, LLP

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326

(404) 233-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) by Online Resources Corporation, a Delaware corporation (“Company” or “Online Resources”), on February 8, 2013 and as amended by Amendment No. 1 to Schedule 14D-9 filed on February 19, 2013, Amendment No. 2 to Schedule 14D-9 filed on February 20, 2013 and Amendment No. 3 to Schedule 14D-9 filed on February 22, 2013. This Schedule 14D-9 relates to the offer by Ocelot Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase all of the outstanding shares of common stock, par value $0.0001per share (the “Shares”), of the Company, at $3.85 per Share in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 7, 2013 and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, (which, together with any amendments or supplements, collectively constitute the “Offer”) to the Tender Offer Statement on Schedule TO filed by ACI and Purchaser with the SEC on February 8, 2013. The Offer is made pursuant to the Transaction Agreement, dated January 30, 2013, among ACI, Purchaser and ORCC.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the items in this Amendment. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting such section in its entirety and substituting in lieu thereof the following:

“Solicitation or Recommendation

On January 30, 2013, the Special Committee (as defined below) and the Board of Directors, after thorough consideration of the Offer and the Transaction Agreement and consultation with legal counsel and financial advisors, unanimously (1) determined that the transactions contemplated by the Transaction Agreement are fair to and in the best interests of the Company and the Company’s stockholders; (2) approved the transactions contemplated by the Transaction Agreement; and (3) determined to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described in more detail below, the Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer.

A copy of the letter to the Company’s stockholders, dated February 7, 2013, communicating the recommendation of the Board, as well as a joint press release, dated January 31, 2013, issued by the Company and ACI announcing the Transaction and the Offer, are included as Exhibit (a)(7) and (a)(8) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Reasons

Background of the Offer

In their ongoing efforts to enhance stockholder value, the Board of Directors and management of the Company regularly review and evaluate the Company’s financial results, business plan and strategy, as well as potential strategic alternatives, including possible business combinations involving the Company.

Joseph Cowan, the Company’s president and chief executive officer, has had discussions with many private equity firms and industry participants since joining the Company in June 2010 regarding the acquisition of all or part of the Company or, alternatively, investing in the Company. Mr. Cowan regularly reviewed the substance of those discussions with the members of the Board of Directors.

In December 2010, the Company received unsolicited expressions of interest in potential business combinations from two industry participants. One of the industry participants expressed interest in acquiring the Company at a substantial premium to the market price of the Shares at that time but subsequently ended discussions due to concerns about the ability to obtain U.S. Department of Justice (the “DOJ”) and U.S. Federal Trade Commission (the “FTC”) approval in connection with the antitrust review of the possible transaction. Although the second industry participant conducted due diligence on the Company knowing the range of value expected by the Company, it later declined to make an offer. The Company announced in a press release dated January 21, 2011, that the Board of Directors was evaluating unsolicited expressions of interest in potential business combinations that it had received from third parties. The Board of Directors engaged Raymond James & Associates, Inc. (“Raymond James”) as its financial advisor effective as of January 1, 2011, to assist in evaluating these expressions of interest and considering the Company’s strategic alternatives. The Board of Directors selected Raymond James based on Raymond James’ experience and reputation and Raymond James’ knowledge of the Company and its industry. Prior to selecting Raymond James, the Board considered multiple investment banking firms and two such firms, including Raymond James, made presentations to the Board. Between January 2011 and March 2011, representatives of the Company, including members of senior management and Raymond James, met with the two industry participants and provided information to assist the entities in performing due diligence. Additionally, representatives of the Company, including members of senior management, and Raymond James, had discussions and met with approximately 25 other industry participants and private equity firms to assess other possible interest in a strategic transaction involving the Company. Seven of these industry participants and two of these private equity firms performed due diligence on the Company. Raymond James and the Company identified several of these industry participants and private equity firms based on their knowledge of the Company’s industry and their professional judgment. As part of this process and throughout the following periods, the Company required that each participant in the discussions enter into confidentiality agreements as a condition to the Company allowing due diligence and continuing discussions. Following this due diligence process, on March 2, 2011, the Company received one non-binding indication of interest from a private equity firm to purchase the outstanding Shares for $6.40 to $6.50 per Share. Although the Company’s preference at that time was a sale of the entire Company, this party indicated that it would only be interested in a transaction that would involve the sale of the Company’s banking business to a specific industry participant as part of the proposed transaction. That industry participant informed Raymond James and the Company that it was not interested in acquiring the Company’s banking business and, as a result, the party submitting the indication of interest did not pursue the acquisition of the Company. The Company contacted certain of the potential acquirers to determine if any would acquire the eCommerce or banking businesses. No other proposals for a strategic transaction involving the Company were received at that time.

In May 2011, the Company formed a Corporate Finance Committee (the “Finance Committee”), which ultimately became the Special Committee, to explore certain strategic alternatives (by means of a recapitalization, refinancing or restructuring) that would permit the Company to redeem the Company Preferred Stock. Donald W. Layden (Chairman), John C. Dorman, Bruce Jaffe and William H. Washecka were the initial members of the Finance Committee. The Finance Committee held a meeting on May 26, 2011, to discuss such matters and to interview three different financial advisors, including Barclays Capital Inc. (“Barclays”), one of which would be selected to advise the Company in connection with a restructuring or recapitalization. After each financial advisor presented and responded to questions from the Finance Committee, the Finance Committee approved the engagement of Barclays. The Finance Committee based its decision to engage Barclays based on its experience in restructurings and debt transactions and its knowledge of the debt markets and the Company’s industry. The Company formally engaged Barclays pursuant to an engagement agreement effective as of May 25, 2011. During this period, members of management and the Special Committee had discussions with TCP regarding a possible restructuring of the Company Preferred Stock. Pursuant to its engagement agreement with

Barclays, the Company agreed to pay Barclays (a) a monthly retainer fee of $100,000, payable in cash, during the term of the agreement and (b) the greater of $1,500,000 or 1.5% of the face amount of all payments or distributions of cash, securities or other property is made by the Company to the holders of its capital stock or indebtedness involved in a recapitalization, in each case, subject to the terms and limitations set forth therein. The Company paid Barclays an aggregate of $311,514 for the services it provided from May 2011 through September 2011, at which time the Company terminated its relationship with Barclays based on its desire to focus its attention on the partial or complete sale of the Company.

In June 2011, Mr. Cowan contacted three industry participants regarding the acquisition of the Company’s banking business which the Company viewed as a possible way to provide a portion of the funding necessary to address the right of the holders of the Company Preferred Stock to cause the Company to redeem all or part of their shares of the Company Preferred Stock for approximately $129.1 million in July 2013. The Company anticipated that it would not have sufficient funds legally available pursuant to Delaware law to redeem the Company Preferred Stock in July 2013 without monetizing assets or obtaining additional capital. One of these industry participants (identified throughout this Schedule 14D-9 as “Strategic Acquirer A”) expressed interest in considering such a transaction. Since Raymond James had previously contacted Strategic Acquirer A as part of the earlier discussions, Strategic Acquirer A had executed a confidentiality agreement with the Company in January 2011. That agreement included a “standstill” provision pursuant to which Strategic Acquirer A agreed that it would not purchase or make an offer to purchase shares of the Company’s securities or engage in any change of control or proxy solicitation process without the consent of the Company. However, the standstill provision terminates by its terms in the event the Company entered into a definitive agreement with a third party, or otherwise publicly announced a Board recommendation, for a transaction that would result in a change of control of the Company. As a result, the standstill provision is no longer in effect.

Representatives of the Company and Strategic Acquirer A, including senior management of the Company and Raymond James, met in person and telephonically several times between June 2011 and October 2011 to discuss (among other things) the financial performance of the Company’s banking business, the operations of the Company’s banking business and the achievability of separating the Company’s banking business from the Company’s other primary line of business, its electronic billing and presentment business. In this context, the Board of Directors received ongoing assistance from Raymond James in the due diligence process, as well as Raymond James’ advice to the Board of Directors regarding the Company’s options. Strategic Acquirer A ultimately determined that a purchase of the banking business on a standalone basis was not feasible for a variety of reasons, mainly pertaining to the logistics and feasibility of separating the banking business from the larger operations of the Company, and that an acquisition of the entire Company would be preferable to acquiring only the banking business. Consequently, on October 14, 2011, Strategic Acquirer A submitted to the Company a preliminary non-binding proposal to acquire the entire Company for $3.25 per Share plus an amount in cash equal to the preference amount of the Company Preferred Stock accrued to the date of the closing (as calculated in accordance with the Certificate of Designations).

On November 2, 2011, the Board of Directors met at the Company’s headquarters in Chantilly, Virginia to discuss Strategic Acquirer A’s October 14, 2011 proposal. After being advised of its fiduciary responsibilities by the Company’s outside general counsel, Morris, Manning & Martin LLP (“Morris Manning”), the Board approved the formation of a special committee of the Board comprised of the following four independent directors of the Company, Donald W. Layden (Chairman), John C. Dorman, Bruce Jaffe and William H. Washecka (the “Special Committee”) to explore strategic alternatives for the Company, including a possible sale of all of the Company or one of the business lines of the Company or a possible restructuring of the Company Preferred Stock.

During November and December 2011, Strategic Acquirer A continued to perform due diligence on the entire Company and met in person and had numerous telephone conferences with members of the Company’s senior management. During the period from November 2011 through January 2012, the Special Committee met nine times to discuss the strategic alternatives of the Company, including the status of discussions between the Company and Strategic Acquirer A.

On January 17, 2012, Donald W. Layden, a member of the Board of Directors and the Chairman of the Special Committee, met with representatives of TCP to update them on the status of the Company’s discussions with Strategic Acquirer A and discuss terms that TCP would require for a restructuring or refinancing of the Company Preferred Stock.

On January 20, 2012, Strategic Acquirer A withdrew its proposal to acquire the Company. Strategic Acquirer A informed the Company and Raymond James that the principal reasons for withdrawing were based on its concerns about employee and management turn-over, the Company’s need to update and improve certain of its technology platforms, systems and products, the newness of the Company’s operations in India and the Company’s need for capital expenditures to upgrade certain hardware and other systems.

During meetings in January 2012, the Special Committee again discussed alternatives with respect to the restructuring of the outstanding Company Preferred Stock in light of the likelihood that the holder of the Company Preferred Stock would exercise its redemption rights in July 2013. The Special Committee engaged in discussions with Raymond James regarding the current debt markets and decided to begin looking at possible restructuring alternatives. In connection with this process, the Special Committee considered multiple investment banking firms. Two of those firms, Raymond James and Barclays, made presentations to the Special Committee on January 24, 2012 and January 30, 2012, respectively. On January 30, 2012, the Committee selected Barclays because of its experience in restructurings and debt transactions and its knowledge of the debt markets and the Company’s industry. Barclays also had assisted the Company in considering a restructuring in the prior year. Pursuant to a new engagement agreement with Barclays dated January 27, 2012, the Company engaged Barclays to provide advisory services in connection with a restructuring or recapitalization of the outstanding preferred stock. The Company agreed to pay Barclays a retainer fee of $150,000 for each of the first two months of the engagement (which commenced on January 27, 2012) and $100,000 per month thereafter and a “recapitalization fee” upon the closing of a recapitalization transaction equal to the greater of $1.5 million or 1.5% of the face amount of the Company’s preferred stock redeemed in the recapitalization transaction, provided that the actual fees payable to Barclays, including both the monthly retainer and the recapitalization fee, would not exceed $2.0 million. Barclays is not entitled to a recapitalization fee in connection with the Offer or the Merger. Pursuant to the engagement agreement, the Company was entitled to suspend Barclays’ services one time during the term of the agreement. Barclays provided services to the Special Committee and the Company under the new engagement agreement during the period from January 2012 to the date the Company suspended the services on November 26, 2012. During such period, the Company paid to Barclays an aggregate of $1,105,777 for its services.

At a meeting on March 27, 2012, management indicated to the Board of Directors that the impending Company Preferred Stock redemption date was making it increasingly difficult to attract and retain customers who were concerned about the Company’s financial stability. As a result, the Board directed management to focus on possible alternatives to obtain funding for the Company Preferred Stock redemption and the Company undertook the following actions:

•

the Board of Directors formally expanded the role of the Special Committee of independent directors to evaluate and make recommendations to the full Board with respect to the Company’s alternatives in connection with the Company Preferred Stock;

•	the Special Committee’s continued to use Barclays to provide advice on the amount and manner by which the Company might raise funds to redeem the Company Preferred Stock;

•	through Barclays, sought financing proposals from possible financing sources;

•

engaged in discussions with another potential strategic acquirer (identified throughout this Schedule 14D-9 as “Strategic Acquirer B”) that the Company had previously contacted in June 2011 regarding the possible acquisition of the banking business, but had expressed a preference for considering the possible acquisition of the entire Company;

•

the Special Committee consulted with Delaware legal counsel, Abrams & Bayliss LLP (“Abrams & Bayliss”), to gain a detailed understanding of the Company’s applicable legal obligations and options with respect to the Company Preferred Stock (which obligations the Company disclosed in its Form 10-K for the year ended December 31, 2011) and to advise the Special Committee and Board with respect to matters of Delaware law in connection with the strategic alternatives considered by the Special Committee and Board; and

•

members of senior management, the Special Committee and Barclays engaged in discussions with the TCP and other third parties as to possible alternative approaches to the redemption of the Company Preferred Stock.

Between March 2012 and July 2012, the Special Committee met 11 times. During that period, representatives of the Special Committee and Barclays had several discussions with TCP regarding alternatives to refinance or restructure the Company Preferred Stock. During this period, Barclays advised the Special Committee as to its alternatives to refinance or restructure the Company Preferred Stock and alternatives for raising capital to be used in such a transaction. It also contacted potential lenders and other sources of capital for a possible refinancing or restructuring of the Company Preferred Stock. The Special Committee directed Barclays and management in connection with the evaluation of the alternatives. The Company also received term sheets or proposals from four lenders to provide new credit facilities to partially redeem the Company Preferred Stock. The Board of Directors evaluated various refinancing and restructuring proposals and chose not to accept any of the alternatives that were presented by TCP or Barclays because of (i) the dilutive effects on common stockholders resulting from the issuance of debt and equity required to raise sufficient capital to fund the recapitalization, (ii) the likelihood that the Company would be able to redeem only a portion (but not all) of the Company Preferred Stock, (iii) the borrowing constraints implied by the limit of funds legally available, and (iv) concerns that the amount and likely terms of the borrowings (including the financial covenants and principal and interest payments) would adversely impact the operation of the Company’s business. During this period, a TCP representative indicated to Mr. Layden, chairman of the Special Committee, Mr. Dorman, chairman of the Board of Directors, and Mr. Cowan, president and chief executive officer, a strong desire for a full redemption of Company Preferred Stock for the full redemption price of approximately $129.1 million in July 2013, which the Company would be unable to accomplish based on the various refinancing and restructuring proposals that it received.

In April 2012, the Company’s former chief financial officer, Ms. Catherine Graham, received a phone call from a private equity firm (identified throughout this Schedule 14D-9 as “Private Equity Firm A”) requesting a meeting with Mr. Cowan to discuss the possible acquisition of the Company. In May 2012, representatives of the Company met with Private Equity Firm A. Concurrently, Mr. Cowan inquired of another private equity firm (identified throughout this Schedule 14D-9 as “Private Equity Firm B”) as to its interest in acquiring the Company, and subsequently representatives of the Company met with Private Equity Firm B. Between March and September 2012, the two private equity firms and Strategic Acquirer B performed due diligence on the Company. The Company re-engaged Raymond James to assist in this due diligence process and to advise the Special Committee regarding the Company’s strategic alternatives. Additionally, another private equity firm (identified throughout this Schedule 14D-9 as “Private Equity Firm C”), contacted representatives of the Company in September 2012 to express its interest in considering an acquisition of the Company.

Prior to engaging in substantive discussions and providing due diligence information, the Company entered into a confidentiality agreement with each of Strategic Acquirer B, Private Equity Firm A, Private Equity Firm B and Private Equity Firm C. The confidentiality agreement with Private Equity Firm C included a one-year standstill provision pursuant to which (among other things) Private Equity Firm C agreed that it would not purchase or make an offer to purchase shares of the Company’s securities or engage in any change of control or proxy solicitation process without the consent of the Company. This standstill provision has expired by its terms and is no longer in force or effect. The confidentiality agreement with each of Strategic Acquirer B, Private Equity Firm A and Private Equity Firm B required such parties to acknowledge that the Company’s shares are traded on NASDAQ and that federal securities laws place certain restrictions on the purchase or sale of securities by any person who is in possession of material non-public information but did not include a standstill provision like the one in the agreement with Private Equity Firm C.

Three of the interested parties, Private Equity Firm B, Private Equity Firm C and Strategic Acquirer B elected not to submit a proposal to acquire the Company and, as a result, due diligence with these parties was terminated between July and October 2012. Each of Private Equity Firm B and Private Equity Firm C orally indicated that it could not pay more than approximately $3.25 per Share and redeem the Company Preferred Stock at full value, which the Board believed did not adequately value the Company.

On June 28, 2012 and September 10, 2012, an investment banker from Wells Fargo Securities Inc. (“Wells Fargo”) contacted Michael E. Leitner, a director of the Company and the managing partner of TCP, in an effort to determine whether Mr. Leitner thought that the Company would be open to entertaining an approach from a strategic party about a possible transaction. ACI was not identified in the discussion as Wells Fargo’s client. Mr. Leitner indicated that he believed the Company had alternatives and encouraged the investment banker to obtain authorization to identify its client if it had a genuine interest in such a transaction.

On July 18, 2012, the Special Committee met with a representative of Raymond James and Morris Manning. During that meeting, the representative of Raymond James gave an update on his discussions with Private Equity Firm A and Private Equity Firm B as well as a summary of the process to date. The Special Committee and Raymond James discussed the valuation of the Company and members of the Special Committee stated their views on the right price for the Company. Their views ranged from $4.00 to $4.50 per share of Common Stock. However, this meeting occurred prior to the judgment in the Stuckey Litigation, the Company’s loss in the appeal filed in the Lawlor Litigation, and the determination of the deficit in the Princeton Biller and Banking operating accounts each of which are discussed in more detail below. As a result, their views did not include the impact of these matters on the Company’s valuation.

On September 24, 2012, representatives of Wells Fargo contacted Mr. Layden and informed him that they were acting on behalf of ACI, and that Philip Heasley, ACI’s chief executive officer, would like to speak to Mr. Cowan about a potential business combination between the Company and ACI. Mr. Layden provided Mr. Cowan’s contact information to Wells Fargo and suggested that Mr. Heasley contact Mr. Cowan directly. On October 1, 2012, Private Equity Firm A submitted to the Company a non-binding indication of interest to purchase the Company for $4.10 per Share plus an amount in cash equal to the preference amount of the Company Preferred Stock accrued to the date of the closing (as calculated in accordance with the Certificate of Designations). However, Private Equity Firm A informed the Company that its ability to complete the proposed transaction was contingent upon its ability to raise its initial investment fund or enter into agreements in which its prospective investors would invest directly in the entity that would acquire the Company. Further, this purchase price did not contemplate the assumption of contingent or potential liabilities resulting from two outstanding lawsuits against the Company. One lawsuit involved the Company’s former chairman and chief executive officer, Matthew P. Lawlor (pertaining to the termination of his employment) and in which the court had awarded Mr. Lawlor a judgment in an amount of approximately $8.5 million) (collectively, the “Lawlor Litigation”). Mr. Lawlor asserted employment claims for breach of contract under two stock option plans, breach of an implied employment agreement, unjust enrichment, wrongful termination, and a declaratory judgment claim that a change in control occurred under the Company’s stock option plan. The Company appealed the trial court’s judgment to the Virginia Supreme Court. As discussed in more detail below, on January 10, 2013 an opinion in the appeal was entered against the Company in the Lawlor Litigation.

The second lawsuit involved the former chief executive officer of Internet Transaction Solutions, Inc. (“ITS”), Kent D. Stuckey, and all of the former ITS stockholders (whose business had been acquired by the Company in August 2007) and who, among other things, were seeking damages in excess of $15 million and relief for the full purchase price of the Company’s shares issued in the acquisition (alleged to be approximately $24.7 million) (collectively, the “Stuckey Litigation”). The Stuckey Litigation was filed on December 19, 2008, by Mr. Stuckey, the former Chief Executive Officer and Chairman of ITS, alleging certain claims in connection with the Company’s acquisition of ITS in August 2007. The plaintiff brought this suit in a representative capacity on behalf of all former ITS stockholders, alleging, among other things, that (i) the Company breached its agreement to register, under the Securities Act of 1933, as amended, the Company shares that were issued to the former ITS shareholders, as partial consideration for the Company’s acquisition of ITS, (ii) the Company committed fraud in connection with the acquisition of ITS and its failure to register the Company shares issued in the acquisition, (iii) the Company failed to timely process stock transfer requests, and (iv) the Company breached certain price protection provisions in the merger agreement. As described in more detail below, on November 9, 2012, the trial court issued a judgment against the Company in the Stuckey Litigation and the Company has filed an appeal.

Private Equity Firm A was aware of the Stuckey Litigation and the Lawlor Litigation because the Company had previously disclosed the existence and then current status of the lawsuits in its reports filed with the SEC and management of the Company and Raymond James had discussed both lawsuits with Private Equity Firm A during the course of its due diligence and discussions about a transaction. Private Equity Firm A indicated that assumption of the liabilities associated with the Stuckey Litigation and Lawlor Litigation would reduce their purchase price to approximately $3.40 per Share and that it was not certain that they would agree to assume these liabilities at all.

On each of October 2, 2012, and October 4, 2012, the Special Committee met by telephone conference to discuss the proposal from Private Equity Firm A and to discuss other strategic alternatives. The Special Committee reviewed the merits of the proposal from Private Equity Firm A with Raymond James and Morris Manning, including the valuation of the proposal and conditions to the proposal and provided that Private Equity Firm A would not assume the liabilities associated with the Lawlor and Stuckey litigation. Further, Private Equity Firm A’s proposal was contingent on its ability to raise equity capital from other third party sources. Private Equity Firm A had informed the Company and Raymond James early in its discussions that it did not have committed financing for a transaction with the Company and kept the Company and Raymond James updated on its efforts to obtain financing. Prior to the meeting on October 4, 2012, Private Equity Firm A updated Raymond James, including the fact that it did not have committed financing. As a result, the Special Committee had concerns that even if Private Equity Firm A offered terms acceptable to the Company, it would not have the ability to raise sufficient funds to complete a transaction. Based upon its review of the merits of the proposal, and after being advised with respect to its fiduciary duties, the Special Committee determined that it would recommend that the Company not pursue the transaction with Private Equity Firm A. Mr. Layden also informed the Special Committee that he had been contacted by an investment banker at Wells Fargo about ACI’s interest in a possible transaction and that he suggested that ACI contact Mr. Cowan. Also on October 4, 2012, the Board of Directors met with representatives of Morris Manning and Raymond James by teleconference to discuss the proposal and other strategic alternatives. During the meeting, the Special Committee updated the Board of Directors on the indication of interest received from Private Equity Firm A. The merits of the indication of interest from Private Equity Firm A were reviewed on a standalone basis and in conjunction with the Special Committee’s on-going process of reviewing and evaluating potential opportunities with lending institutions and other financing sources to refinance and restructure the Company’s capital structure. Based on the recommendation of the Special Committee, the Board of Directors rejected Private Equity Firm A’s proposal and suspended any further due diligence review or other engagement with Private Equity Firm A because the Board of Directors did not believe the private equity firm’s offer represented an appropriate value for the Company when adjusted for the value of contingent or potential liabilities which would substantially reduce the value of the offer below the stated value of $4.10 per Share.

At this time, Mr. Cowan and the Special Committee continued to be focused on raising capital to fund the redemption of the Company Preferred Stock. In addition to the Board of Directors considering the sale of the Company Capital Stock in an acquisition transaction, Mr. Cowan approached Private Equity Firm A and Private Equity Firm B to determine if they would potentially be willing to invest in the Company to facilitate the redemption of the Company Preferred Stock. Both indicated that they would consider this option.

On October 9, 2012, Mr. Cowan and Mr. Heasley spoke telephonically and then met in person in Crystal City, Virginia on October 16, 2012, to discuss ACI’s interest in exploring the possible acquisition of the Company.

On October 18, 2012, the Special Committee, with Morris Manning present, met to review the details of Mr. Cowan’s meeting with Mr. Heasley. At this meeting, the Special Committee instructed Mr. Cowan to request that ACI deliver an indication of interest in writing, which Mr. Cowan communicated to Mr. Heasley later that day.

On October 19, 2012, Mr. Heasley sent a letter to Mr. Cowan expressing ACI’s interest in pursuing the possible acquisition of the Company for an indicative price of $4.25 per Share plus an amount in cash equal to the preference amount of the Company Preferred Stock accrued to the date of the closing of the transaction (as calculated in accordance with the Certificate of Designations). In the letter, ACI requested a 30-day exclusivity period to conduct due diligence.

On October 22, 2012, the Board of Directors and Morris Manning met by teleconference to discuss ACI’s October 19, 2012 indication of interest. Members of the Special Committee and Mr. Cowan updated the Board of Directors regarding the terms in the letter and reviewed the near and longer-term financial and operating performance prospects of the Company. At this time, the Board directed Mr. Cowan to engage with ACI to discuss the terms and conditions of ACI’s indication of interest.

On October 24, 2012, Mr. Cowan had a call with Mr. Heasley on which Mr. Cowan indicated the Company’s willingness to consider ACI’s indication of interest.

On October 30, 2012, the Board of Directors, Morris Manning and Raymond James met telephonically and at the Company’s headquarters in Chantilly, Virginia. Raymond James presented an analysis of ACI’s October 19, 2012 indication of interest. The Board of Directors discussed the merits of the indication of interest in comparison to capital restructuring and refinancing alternatives related to the Company Preferred Stock. While no decision to pursue or not pursue a particular course of action was made at the meeting, it was the sense of the Board of Directors that ACI’s indication of interest might be more favorable than other alternatives available to the Company. Accordingly, the Board of Directors authorized Mr. Cowan, in conjunction with Mr. Layden, to further engage with ACI.

On November 9, 2012, a judgment was issued against the Company in the Stuckey Litigation. As the post-judgment motions and negotiations between the parties evolved, it became apparent that the Company would face a liability of at least $18 million to the plaintiffs, subject to final appeal. In order to appeal the judgment and avoid enforcement of the judgment, the Company posted a cash appeal bond in the amount of $18.3 million and initiated the appeal process. No assurance can be given as to the outcome of the Company’s appeal. On November 10, 2012, the Board and Morris Manning met by teleconference to discuss the ruling in the Stuckey Litigation and its implications for the Company’s discussions with ACI, and for Mr. Cowan’s planned trip to meet with Mr. Heasley at ACI’s headquarters in Florida. Mr. Cowan’s intent was to brief Mr. Heasley on the lawsuit and determine ACI’s interest in continuing the discussion between the two companies in light of this development.

On November 12, 2012, Mr. Cowan traveled to Florida to meet with Mr. Heasley to discuss the possible transaction, the Stuckey Litigation and other matters. Although the Company had disclosed the Stuckey Litigation and the Lawlor Litigation, including disclosure in the Company’s filings with the SEC, including in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed prior to the date ACI delivered its indication of interest to the Company, the Company had not yet disclosed the November 9th judgment in the Stuckey Litigation. During this meeting, Mr. Cowan informed Mr. Heasley of the recent judgment against the Company. Mr. Heasley indicated ACI’s willingness to continue the negotiations and reiterated ACI’s request for a 30-day period of exclusivity to conduct due diligence. Mr. Heasley also indicated

to Mr. Cowan that, in light of the circumstances in the Stuckey Litigation, ACI would have to identify additional synergy value during due diligence in order to maintain the $4.25 per Share price in ACI’s October 19, 2012 indication of interest.

On November 13, 2012, the Special Committee met by teleconference to review the discussions between Mr. Cowan and Mr. Heasley. Certain other directors and members of management as well as a representative of Raymond James and Morris Manning attended the meeting. Mr. Cowan and the representative of Raymond James gave an update on the discussions with ACI and the Special Committee discussed terms and strategy for moving forward in the negotiations. The Special Committee requested that Raymond James contact certain other potential acquirers to determine their interest in a possible transaction with the Company. The decision was made to call a full Board of Directors meeting to discuss the content of the Confidentiality Agreement with ACI and ACI’s October 19, 2012 indication of interest, including its request for a period of exclusivity.

On November 15, 2012, the Board, Morris Manning and Raymond James met by teleconference to discuss the status of the discussions with ACI. ACI had indicated that it would require that the Company agree to an exclusivity agreement as a condition to its continuing discussions and conducting due diligence. Based on the discussions to date, the Board determined that the Company should continue to pursue a possible transaction with ACI and allow the due diligence, and authorized the Company to agree to exclusivity for a period of 30 days ending on December 20, 2012. The Board of Directors authorized Mr. Cowan, working in conjunction with Mr. Layden, to negotiate the terms of exclusivity between the Company and ACI after executing the Confidentiality Agreement. The Board also determined it important to have a confidentiality agreement in place in order to ensure that the discussions and information shared between the parties would be kept confidential. During this meeting, Raymond James advised the Board that during the last few months it had raised the Company as a potential strategic acquisition candidate to five different industry participants, including certain participants who had been contacted in 2011 about a possible transaction with the Company, but in those discussions none of those participants had expressed significant interest in pursuing a possible acquisition. The five industry participants were viewed as the most likely potential acquirers (other than ACI) based on the prior discussions and Raymond James’ professional judgment. However, based on the prior discussions, Raymond James informed the Board that Raymond James believed these parties would not be interested in pursuing an acquisition. The Board determined that contacting these industry participants at this time would cause unnecessary delay and jeopardize the potential transaction with ACI and that such other potential acquirers were not likely to propose a transaction more attractive than the ACI proposal. The Board also determined that the terms of the ACI transaction were sufficiently attractive that the Company should not risk the loss of the transaction. Later that day, the Company and ACI executed the Confidentiality Agreement.

On November 20, 2012, Mr. Cowan executed the Exclusivity Agreement with ACI, committing to an exclusivity period of 30 days ending on December 20, 2012. On that same day representatives of, the Company’s senior management team, ACI’s senior management team, Raymond James and Wells Fargo met in Reston, Virginia for a due diligence meeting to review the Company’s business and better understand and identify the possible synergies between the two companies. Following that due diligence meeting and between November 20, 2012 and January 2013, five in-person meetings and numerous calls occurred and emails were exchanged between the representatives of the two companies regarding ACI’s due diligence review of the Company.

On November 27, 2012, the Board of Directors and Morris Manning met by teleconference. The directors discussed the potential structure that ACI’s transaction might take, the fiduciary duties of the Board and the need of the Special Committee to obtain advice with respect to the fairness, from a financial point of view, to the holders of Shares of the consideration to be received by such holders in a transaction from one or more financial advisors.

At telephonic meetings of the Board of Directors held on December 7, 2012 and December 11, 2012, Mr. Cowan, Raymond James and Morris Manning gave the Board updates on the progress of ACI’s ongoing due diligence efforts.

Additionally, in November 2012, the Company implemented a new software system designed to track, balance and reconcile the large number of transactions that flow through its operating accounts. By using this new system, the Company determined there was a cash deficit of approximately $4.5 million in its Princeton Biller and Banking operating accounts. The Company subsequently investigated this deficit by analyzing the account balances and activities as of selected historical dates (November 30, 2012, December 31, 2008, December 31 2007 and June 30, 2006) and in January 2013 determined that approximately $3.8 million of the cash deficit originated prior to the Company’s acquisition of Princeton eCom in July 2006.The Company also determined that approximately $0.4 million originated during the 18 months from July 2006 through December 2007, and the remaining $0.3 million originated during fiscal year 2008. Since the portion of the deficit related to the Princeton eCom acquisition was identified greater than 12 months after the acquisition date, and the remaining amounts were not material for the applicable reporting periods, the Company intends to expense the full amount of the deficit in the fourth quarter of 2012. However, the Company was concerned about whether the existence of the deficit independently and together with the Stuckey Litigation and the Lawlor Litigation would impact ACI’s continued interest in acquiring the Company.

On December 18, 2012, Raymond James informed Wells Fargo about the deficit. On December 18, 2012, the Special Committee met with certain members of management and representatives of Morris Manning. Mr. Cowan provided an update of his discussions with Mr. Heasley and ACI’s interest in acquiring the Company. A representative of Morris Manning advised the Special Committee of its fiduciary duties and the Special Committee discussed the process and negotiation strategy. The Special Committee discussed investment bankers and instructed management to bring Raymond James into the discussions with ACI in order to assist with the negotiations and process. The Special Committee also instructed management to meet with Raymond James to discuss a possible discount to its success fee and Raymond James subsequently agreed to reduce its success fee in connection with a possible transaction. In light of the fact that Raymond James had been engaged by the Company for a substantial period of time, the Special Committee also discussed having a separate investment bank provide a fairness opinion rather than Raymond James in order to provide a new perspective with respect to a possible transaction. After discussing alternative investment banks, the Special Committee asked Mr. Cowan to contact SunTrust Robinson Humphrey, Inc. (“SunTrust Robinson Humphrey”) about a possible engagement to provide, if requested by the Special Committee, an opinion with respect to the fairness, from a financial point of view, to the holders of Shares of the per Share consideration to be received by such holders in the event the Company pursues a possible transaction. The Special Committee selected SunTrust Robinson Humphrey based on its knowledge of the Company, its business and its industry, as well as its experience providing financial advice in connection with transactions like the Offer and Merger. The Committee further discussed the selection of legal counsel in connection with its negotiations with ACI. Based on Morris Manning’s experience with and knowledge of the Company, as well as its experience in mergers and acquisitions and in the Company’s industry, the Special Committee determined to continue to use Morris Manning in the possible transaction.

On December 19, 2012, the Company, Raymond James and ACI had a due diligence discussion in which the Company provided more details regarding the deficit. ACI’s diligence process was expanded to include its engagement of an independent national accounting firm to provide a more extensive review of certain of the Company’s bill payment platforms and balance reconciliation processes. This additional diligence had the effect of extending the timeline towards execution of a definitive agreement, and ACI requested an extension of the exclusivity period.

On December 20, 2012, the Board of Directors, Morris Manning and Raymond James met by teleconference to discuss the status of the transaction with ACI. Prior to that meeting, ACI informed the Company that it would require an extension of the exclusivity period to take into account the extended timeline. The Board of Directors, after considering its fiduciary duties, decided to extend the exclusivity period in order to continue negotiations with ACI and to allow ACI time to complete its due diligence. Mr. Cowan then executed an amendment to the Exclusivity Agreement extending exclusivity to January 4, 2013, with the potential for an additional extension to January 11, 2013.

On December 28, 2012, Raymond James received a draft of the Transaction Agreement and form Shareholder Agreement from Wells Fargo that had been prepared by ACI’s outside legal counsel, Jones Day. Raymond James shared this draft with other representatives of the Company and Morris Manning for their review.

On January 2, 2013, the Board of Directors, Raymond James and Morris Manning met by teleconference. Mr. Cowan and Raymond James provided an update on the progress of ACI’s ongoing due diligence efforts and Morris Manning reviewed the terms of the proposed Transaction Agreement and Shareholder Agreement. Mr. Cowan noted that ACI had completed much of its work, but that ACI had also indicated that it would require additional time to complete its due diligence, including to confirm the amount of the deficit described above. Mr. Cowan also noted that the Company had received a draft Transaction Agreement and Shareholder Agreement and that the Transaction Agreement was structured as a tender offer for the Company’s outstanding Shares and a separate acquisition of the Company Preferred Stock followed by a merger to consummate the complete acquisition of the Company. The draft Transaction Agreement did not contain an offer price. At that meeting, the Special Committee requested that Mr. Cowan engage SunTrust Robinson Humphrey to provide, if requested by the Special Committee, an opinion with respect to the fairness, from a financial point of view, to the Unaffiliated Stockholders (as defined below) of the per Share consideration to be received by such holders in the Offer and Merger pursuant to the Transaction Agreement. The Special Committee selected SunTrust Robinson Humphrey based on SunTrust Robinson Humphrey’s experience and reputation, SunTrust Robinson Humphrey’s knowledge of the Company and its industry, as well as the fact that SunTrust Robinson Humphrey did not have any material relationships with either the Company or ACI that the Special Committee believed would impair SunTrust Robinson Humphrey’s ability to provide the Special Committee with objective advice and could provide a new perspective with respect to the possible transaction, having not been involved in the substantial prior discussions and negotiations with a variety of other parties during the previous two years.

Also, on January 2, 2013, representatives of Wells Fargo indicated to a representative of Raymond James that ACI was considering a revised price of $3.60 per Share. The representative of Raymond James indicated that the $3.60 per Share price was too low and it was uncertain whether the Company would accept a price of less than $4.00 per Share.

On January 5, 2013, Morris Manning provided a revised draft of the Transaction Agreement to Jones Day.

On January 7, 2013, the Board of Directors met by teleconference to discuss the status of the transaction with ACI and potentially extending the exclusivity period with ACI. The Board of Directors agreed to extend the exclusivity period in order to continue negotiations with ACI and to allow ACI time to complete its due diligence, and Mr. Cowan executed an amendment to the Exclusivity Agreement extending exclusivity to January 11, 2013.

Between January 7, 2013 and January 28, 2013, representatives of the Company and ACI met in-person and telephonically on a daily basis to discuss and resolve all remaining due diligence issues. In addition, during this period, counsel for the Company and ACI communicated regarding the documentation and exchanged drafts of the relevant documents.

On January 10, 2013, Morris Manning and Jones Day met by teleconference to discuss potential edits to the Transaction Agreement.

On January 10, 2013, an opinion in the appeal was entered against the Company in the Lawlor Litigation. The Supreme Court of Virginia issued a written opinion affirming the trial court’s decision with regard to liability, thereby affirming the award of damages in the principal amount of $5.3 million. The Supreme Court reversed the trial court’s decision to award attorneys’ fees and costs in the amount of $2.1 million, ruling that the trial court erred in determining that Mr. Lawlor’s severance agreement entitled him to legal fees for claims that were not related to breach of that agreement. The court remanded the case to the trial court for recalculation of the fee award.

Following the order in the Lawlor Litigation, management advised the Board of Directors that the judgments in the Stuckey Litigation and the Lawlor Litigation had reduced the Company’s cash balance by approximately $26 million. The significant reduction in cash available for operations reduced the Company’s ability to invest in its strategic growth plan (the “Strategic Growth Plan”), which would constrain future growth and increase customer concerns regarding the Company’s financial stability, which was making it increasingly difficult to attract and retain customers. This determination was based on the Company’s operating plan for 2013 and anticipated cash flows. Additionally, the substantial reduction in cash reduced the amount of funds legally available to redeem the Preferred Shares thereby making it more difficult to structure a transaction that would allow a full redemption of the Company Preferred Stock. On January 10, 2013, at the request of representatives of Raymond James for clarification as to ACI’s then-current position on pricing, representatives of Wells Fargo indicated that ACI was prepared to offer $3.60 per Share. Representatives of Raymond James reaffirmed that they believed that the Company was not prepared to accept a proposal below $4.00 per Share. The representatives of the financial advisors agreed that the CEOs of the two companies should meet to discuss the price.

On January 11, 2013, Jones Day provided a revised draft of the Transaction Agreement to Morris Manning. In addition, on January 11, 2013, the Exclusivity Agreement expired pursuant to its terms and was not extended

On January 12, 2013, Mr. Cowan received a phone call from Private Equity Firm B. Mr. Cowan discussed the potential for the private equity firm to make an investment in the Company in connection with the refinancing of the Company Preferred Stock. Private Equity Firm B agreed to consider the potential transaction.

On January 14, 2013, Mr. Cowan met with Mr. Heasley at ACI’s headquarters to continue the discussions between the two companies and to have a direct dialogue regarding the purchase price of the Shares. Mr. Heasley informed Mr. Cowan that ACI had lowered its indicated price due to the results of ACI’s due diligence examination and developments affecting the Company since ACI submitted ACI’s initial indication of interest in October 2012. In this regard, Mr. Heasley indicated that ACI’s due diligence review, although not complete, indicated that the Company’s liability for the account imbalance appeared likely to be within the range estimated by the Company in mid-December, but ACI’s due diligence had not identified synergy values sufficient in its view to entirely offset the effects of the Stuckey Litigation. Mr. Heasley indicated that ACI would be willing to pay $3.60 per Share, subject to satisfaction of the remaining due diligence. Mr. Cowan indicated that he did not believe that price would be acceptable to the Company.

On January 15, 2013, the Board of Directors, Morris Manning and Raymond James met by teleconference. Mr. Cowan, Morris Manning and Raymond James provided an update on the status of the possible transaction with ACI. Additionally, Mr. Cowan updated the Board on the details of his phone call with Private Equity Firm B on January 12, 2013, and his meeting with Mr. Heasley the prior day and described ACI’s indication at $3.60 per Share. Morris Manning provided an update on the status of the Transaction Agreement and the Shareholder Agreement. At this time, the Board of Directors authorized Mr. Cowan to negotiate with Mr. Heasley in an attempt to achieve a possible higher price per Share. The Board discussed reaching out to other potential acquirers. During the period from December 2010 to January 2013, the Company, either directly or through Raymond James, had contacted approximately 30 potential acquirers. Based on prior discussions with potential acquirers and the process conducted to date, the directors and Raymond James believed that it was very unlikely another party would be interested in acquiring the Company on terms more favorable than the Offer and Merger, if at all. However, the Board determined that Raymond James should reach out to Strategic Acquirer A again to determine if it had any interest in pursuing a transaction since it had done more due diligence than any party other than ACI and had the financial means to complete a transaction quickly. As described below, the Company also had further discussions with Private Equity Firm A and Private Equity Firm B.

On January 15, 2013, Raymond James contacted Strategic Acquirer A to determine whether it would have any interest in pursuing an acquisition of the Company at this time. Strategic Acquirer A took this under advisement, but subsequently informed Raymond James on January 16, 2013, that it was not prepared to pursue a transaction with the Company at the time due to issues it discovered in due diligence, including its belief that the Company would need to update its technology and operating platforms.

Shortly after the exclusivity period had expired on January 11, 2013, the Company was also contacted by Private Equity Firm A and Raymond James was contacted by Private Equity Firm C. Each firm said that it had performed further work to determine how it might make an offer to redeem the Company Preferred Stock. Mr. Cowan and Raymond James indicated to each firm that there was a small window of time to present a proposal to the Board of Directors that could provide a redemption alternative to a sale of the Company.

On January 19, 2013, the Company received an investment proposal from Private Equity Firm A that would have enabled the Company to redeem the Company Preferred Stock with a combination of $75 million of new debt and $70 million of participating preferred stock to be issued to Private Equity Firm A and another private equity firm with which Private Equity Firm A was proposing to partner. The investment proposal from Private Equity Firm A contemplated (among other things), (a) a participating preferred stock instrument that (i) would accrue a dividend at a rate of 12% per annum (payable in cash quarterly in arrears), of which 50% could be deferred and any unpaid amount would accrue value on the preferred stock, (ii) would be mandatorily redeemable in five years, and (iii) would be callable by the Company in two years at a premium of 110%; (b) the issuance of ten-year detachable penny warrants representing 19.9% of the Shares outstanding; (c) a condition that a $75 million senior credit facility be obtained by the Company based on market terms (which financing was yet to be committed or even identified); and (d) a substantial due diligence review period. Further, Private Equity Firm A informed Raymond James that it had not yet obtained committed capital for the equity investment.

On January 20, 2013, Mr. Cowan received an investment proposal from Private Equity Firm B that would have enabled the Company to redeem the Company Preferred Stock. Among other terms, the proposal contemplated the (a) issuance of $140 million in Series B convertible preferred stock, which would represent an ownership interest of 58% of the Company on an as-converted basis (capped at 39.9% for voting purposes unless stockholder approval was not obtained, in which case such Series B convertible preferred stock would represent 19.9% for voting purposes); (b) a 3% paid-in-kind dividend (unless the Company failed to obtained stockholder approval, in which case, a substantial portion of the investment would accrue a dividend paid-in-kind of up to 16%; (c) an initial conversion price for the Series B convertible preferred price of $3.00; (d) a substantial due diligence period; and (e) the right of the holder of the Series B preferred stock to elect three of the seven board seats.

On January 22, 2013, Mr. Cowan called Mr. Heasley to discuss the price in a possible transaction with ACI. After a thorough negotiation, Mr. Heasley indicated that ACI’s best and final offer would be $3.85 per Share, and said that he was prepared to recommend that price to ACI’s board of directors. Mr Cowan informed Mr. Heasley that he would take the proposal of $3.85 per Share to the Special Committee and the Board and that he was prepared to recommend it for approval. The Special Committee met later that day and Mr. Cowan informed the Special Committee, Morris Manning and Raymond James of this discussion. Mr. Cowan also made the Board of Directors aware of the proposals from Private Equity Firm A and Private Equity Firm B to redeem the Company Preferred Stock in full. Raymond James presented an analysis comparing the three proposals to assist the Board of Directors in its decision-making process. Raymond James thoroughly reviewed the terms of the two recent proposals received by the Company from Private Equity Firm A and Private Equity Firm B (including the terms set forth above), the sources of capital (including whether such sources were committed), the implied future stock price, the potentially negative consequences to the stockholders if the Company failing to obtain the requisite stockholder approval with respect to the proposal by Private Equity Firm B, the dilution to the stockholders resulting from the substantial equity investment by Private Equity Firm B and the substantial debt and equity invested in the transaction led by Private Equity Firm A, the cash flow demands of principal and interest payments, the significant due diligence periods involved in both proposals and the conditions and readiness to close of the parties. Mr. Cowan believed that Private Equity Firm B had the financial ability to proceed with a transaction but was concerned whether a deal would be completed because the transaction would be subject to due diligence and negotiation of definitive agreements. As a result, there was less transaction certainty with Private Equity Firm B than that presented by a transaction with ACI. Raymond James also discussed the proposal from ACI, ACI’s committed financing and absence of a financing condition, the absence of substantial other conditions to the Offer and the Merger, the premium to be paid to the holders of Shares in the Offer and the Merger, the fact that ACI had completed substantially all of its due diligence and the parties’ readiness to close. The Special Committee concluded that, based on the foregoing and the Company’s financial projections, ACI’s proposal that was not subject to material remaining due diligence represented a superior alternative for the Company’s common stockholders than the two financing proposals if the Transaction Agreement could be negotiated to reflect an acceptable level of closing certainty.

On January 23, 2013, the Board of Directors, Morris Manning and Raymond James met telephonically. Mr. Cowan and the Special Committee provided an update on the status of the possible transaction with ACI and the two financing proposals. During that meeting, the Special Committee after a discussion of its fiduciary duties and the merits of the proposal indicated that, subject to the satisfactory resolution of the outstanding contractual issues and its final review of the proposed transaction with the assistance of its legal and financial advisors, the Special Committee believed it would be in a position to recommend that the Board accept ACI’s proposal. The Special Committee and Board instructed Mr. Cowan, Morris Manning and Raymond James to work with ACI to try to resolve the outstanding contractual issues, including limiting the number and type of closing conditions.

TCP and Milbank received a draft of the Shareholder Agreement(s) on January 24, 2013 and then negotiated the Shareholder Agreements directly with Jones Day from January 24, 2013 until January 30, 2013 (when signed).

From January 25, 2013 through January 30, 2013, Morris Manning and Jones Day continued negotiation of the Transaction Agreement and related documentation. On January 26, 2013, Michael Leitner, a director of the Company and a Managing Partner of TCP, contacted a representative of Wells Fargo to attempt to negotiate a higher price for the Shares. The representative of Wells Fargo informed Mr. Leitner that ACI declined to entertain further discussions regarding a higher price and reaffirmed its price of $3.85 per Share.

On January 27, 2013, the Special Committee met telephonically to discuss the proposed Transaction and management and representatives of Morris Manning, Abrams & Bayliss and Raymond James participated. Counsel provided an update on the negotiations with ACI and discussed the open issues for the Special Committee’s consideration. The principal open issues at that time related to the conditions to closing the Offer and the Company’s efforts to limit the conditions as much as possible to create more closing certainty, the treatment of Options and RSUs in light of the provisions of the applicable Company plans, and ACI’s indication that it would be willing to consider modifying severance rights of Company’s executive officers as described below. After discussion of such conditions, which included questions asked to counsel and to Raymond James and answered, the Special Committee provided guidance to its advisors in regards to responses to the open issues. At this point, management left the meeting and the Special Committee discussed a proposal by ACI to the effect that, while there was no assurance from ACI of continued employment or levels of compensation for the Company’s executive officers post-acquisition, to the extent that the executive officers continued to be employed after the transaction they would be treated in the same manner as comparable ACI executive officers as to severance and change of control benefits. A representative of Morris Manning explained ACI’s proposal, including that it would result in higher compensation being paid to the Company’s executive officers than would be provided under the Company’s policies and agreements. After discussion, the Special Committee declined ACI’s proposal and it was subsequently withdrawn. In this regard, the Special Committee determined that the Company’s existing policies and agreements provided adequate compensation for the executive officers. Further, ACI has not offered any assurances as to continued employment or offered new employment agreements to any of the Company’s employees. ACI also has not offered any director positions to any of the Company’s directors or officers. It is contemplated that Mr. Cowan, the Company’s president and chief executive officer, will not remain with the Company beyond a short transition period following the Merger.

On January 29, 2013, the Special Committee met to review and consider the proposed transaction with ACI. At the request of the Special Committee, certain members of management and representatives of Morris Manning, Abrams & Bayliss, Raymond James and SunTrust Robinson Humphrey also attended the meeting. At that meeting, the Special Committee and its legal counsel and Raymond James reviewed the terms of the Transaction Agreement and the open issues as well as the process for completing the proposed transactions. At the request of the Special Committee, representatives of SunTrust Robinson Humphrey then reviewed and discussed SunTrust Robinson Humphrey’s preliminary financial analyses with respect to the Company and the Offer and Merger with the Special Committee. Following further discussion among the members of the Special Committee regarding the proposed transaction, the Special Committee agreed to reconvene on January 30, 2013 to continue its review and consideration of the proposed transaction with ACI.

On January 30, 2013, the Special Committee met to continue its review and consideration of the proposed transaction with ACI. At the Special Committee’s request, representatives of Morris Manning, Abrams & Bayliss, Raymond James and SunTrust Robinson Humphrey, the other directors of the Company and certain members of the Company’s management team also attended the meeting. Representatives of Morris Manning advised the directors of their fiduciary duties and reviewed in detail the terms of the Transaction Agreement and Shareholder Agreements with the Board of Directors and answered questions from the Board of Directors about the Transactions. A representative of Raymond James discussed Raymond James’ views of the Transactions and the process. Representatives of SunTrust Robinson Humphrey then reviewed and discussed its financial analyses with respect to the Company and the Offer and Merger with the Special Committee. Thereafter, at the request of the Special Committee, SunTrust Robinson Humphrey rendered its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of SunTrust Robinson Humphrey’s written opinion dated the same date) with respect to the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Offer Price ($3.85) to be received by such holders of Shares in the Offer and the Merger pursuant to the Transaction Agreement. As used in the opinion of SunTrust Robinson Humphrey and this Schedule 14D-9, “Unaffiliated Stockholders” means the holders of Shares other than ACI, Purchaser, TCP and their respective affiliates. After extensive discussions regarding the proposed terms of the Transactions and the Transaction Agreement and the Shareholder Agreements, the Special Committee unanimously approved the Transaction Agreement and the Transactions and resolved to recommend that the Board of Directors approve the Transaction Agreement and recommend that holders of Shares tender their Shares in the Offer and, if necessary, vote their Shares of in favor of the Merger. Immediately following the meeting of the Special Committee, the Board of Directors met to consider the recommendation of the Special Committee and, following a review and discussion of the Special Committee’s recommendation, the terms of the Transaction Agreement, Shareholder Agreements and the Transactions, and the factors discussed below under “Reasons for the Recommendation of the Company’s Board of Directors” below, the Board of Directors unanimously voted to approve the Transaction Agreement and the Transactions and to recommend that holders of Shares tender their Shares in the Offer and, if necessary, vote their Shares of in favor of the Merger.

Following the approval of the boards of directors of the Company and ACI, the parties executed the Transaction Agreement on January 30, 2013, and published a joint press release announcing the transaction before the opening of trading the next day.

On January 31, 2013, each of the Company and ACI filed with the SEC a Form 8-K which disclosed the fact that the parties had entered into the Transaction Agreement and communicated information about the upcoming Offer.

On February 8, 2013, ACI filed with the SEC its Schedule TO.

Reasons for the Recommendation of the Board of Directors

THE BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE, AFTER THOROUGH CONSIDERATION OF THE OFFER AND THE TRANSACTION AGREEMENT AND CONSULTATION WITH ITS LEGAL COUNSEL AND FINANCIAL ADVISORS, UNANIMOUSLY

(1) DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE TRANSACTION AGREEMENT, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND THE COMPANY’S STOCKHOLDERS; (2) APPROVED THE TRANSACTIONS CONTEMPLATED BY THE TRANSACTION AGREEMENT; AND (3) DETERMINED TO RECOMMEND THAT THE COMPANY STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

In evaluating the Transaction Agreement and the Transactions, including the Offer and the Merger, the Board of Directors and the Special Committee consulted with the Company’s advisors and senior management, and considered a number of factors in determining that the Offer is in the best interests of the Company’s stockholders and to recommend that all holders of the Shares tender their Shares pursuant to the Offer, including the following:

•

The $3.85 per Share price to be paid to common stockholders in the Offer and the Merger represents a premium of approximately 87.8% over the closing stock price of the Shares on January 25, 2013, and a premium of 79.9%, 67.4% and 43.7% to the closing stock price one week, one month and one year, respectively, prior to January 25, 2013 (the last trading day before the date materials were provided by SunTrust Robinson Humphrey to the Special Committee in advance of its meeting on January 29, 2013), and an 85.1% premium over the $2.08 closing price per Share on January 29, 2013;

•

The holder of the Company Preferred Stock has the right to exercise a put option to cause the Company to redeem the Company Preferred Stock in July 2013 for approximately $129.1 million, which the Company lacks sufficient capital to redeem. The holders of the Company Preferred Stock had informed the Company that they currently intended to exercise this put right in July 2013. The Company was unsuccessful in reaching an agreement with the holder of the Company Preferred Stock to restructure or refinance the Company Preferred Stock on terms that are more favorable to the Company’s common stockholders than the Offer Price ($3.85). Further, the Board believes that if the Company Preferred Stock is not fully redeemed or refinanced by July 2013, there is a high probability that the holders of Company Preferred Stock will initiate legal proceedings against the Company, which could have a material adverse impact on the Company’s stock price, business, financial condition and results of operations;

•

The Company and its representatives have discussed the potential acquisition of the Company with approximately 30 strategic and financial buyers during 2011, 2012 and 2013 and none of these discussions yielded a proposal superior to the $3.85 Offer Price;

•	The risk related to the Company’s retention of existing customers and ability to secure new customers in light of the pending maturity date of the Company Preferred Stock;

•	The Company has been unsuccessful in divesting its banking business as a means of raising capital to redeem the Company Preferred Stock;

•	The risk of a dispute with the holders of the Company Preferred Stock in the event that the Company fails to redeem the Company Preferred Stock in July 2013;

•

The recent uses of cash for actual and potential legal and other liabilities has severely depleted the Company’s cash balance. As a result, the Company would be reliant upon securing new sources of financing in order to continue to operate on a stand-alone basis, and the Company had experienced a lack of success in securing new sources of financing on favorable terms;

•

The depletion of the Company’s cash balance has also limited the Company’s ability to invest in the strategic growth plan, which makes it challenging for the Company to achieve its growth objectives and increase shareholder value;

•

The Company’s auditors could issue a report questioning the Company’s ability to continue as a “going concern” because of the right for the holder of the Company Preferred Stock to exercise the put option for their shares to the Company for approximately $129.1 million in July 2013 and due to the

Company’s depleted cash reserves, which the Company expects would have a material adverse impact on its stock price, business, financial condition and results of operations;

•

The financial analyses reviewed and discussed with the Special Committee by representatives of SunTrust Robinson Humphrey as well as the oral opinion of SunTrust Robinson Humphrey rendered to the Special Committee on January 30, 2013 (which was subsequently confirmed in writing by delivery of SunTrust Robinson Humphrey’s written opinion dated the same date) that, based on the assumptions and qualifications described below, the Offer Price of $3.85 to be received by the Unaffiliated Stockholders in the Offer and the Merger pursuant to the Transaction Agreement was fair from a financial point of view to the Unaffiliated Stockholders;

•

The assessment of the Special Committee and the Board of the factors, assumptions and methodologies underlying the SunTrust Robinson Humphrey financial analyses reviewed and discussed with the Special Committee;

•

The value of the consideration to be received by the Company’s common stockholders under the Transaction Agreement, as well as the fact that stockholders will receive the consideration all in cash, which provides certainty of value to the common stockholders as compared to the uncertain value of the Shares in a refinancing or restructuring transaction in which the common stockholders would be diluted and subordinated to a new preferred stock and/or new credit facility;

•	The terms and conditions of the Transaction Agreement, including:

•

The ability of the Board of Directors, under certain circumstances, to furnish information to and conduct negotiations with a third party and, upon the payment of a termination fee of $8.0 million to ACI, to terminate the Transaction Agreement and accept a superior proposal;

•

The Board of Directors’ belief that the $8.0 million termination fee payable to ACI is reasonable in the context of termination fees that were payable in other comparable transactions and would not be likely to preclude another party from making a competing proposal; and

•	The limited conditions to ACI’s obligation to complete the transaction, including the lack of a financing condition;

•

Although ACI’s initial indication of interest before due diligence was $4.25 per Share, as part of the negotiation process, the Board of Directors was able to obtain a price increase from ACI from $3.60 per Share to a final price of $3.85 per Share;

•

The Offer Price of $3.85 per Share represents an increase of $0.60 per share over the non-binding proposal received in October 2011 to purchase the Company for $3.25 per Share and an increase of $0.45 per Share over the non-binding proposal received from Private Equity Firm A in October 2012 after estimating the impact of the Lawlor Litigation and the Stuckey Litigation on the price per Share that Private Equity Firm A would be willing to pay, and that Private Equity Firm A had not determined that it would be willing to assume these liabilities;

•

Because of the depletion of the Company’s cash balance and the limitation that only “funds legally available” can be used to redeem the Company Preferred Stock, in order to redeem the Company Preferred Stock the Company would need to raise additional capital through a sale of assets or an issuance of new Company Capital Stock as well as additional borrowings, all of which could be significantly dilutive to the Company’s current common stockholders;

•

The proposals to refinance the Company Preferred Stock that the Company received in January 2013 would have had significant dilutive effects on common stockholders, placed significant cash flow demands of principal and interest payments upon the Company, were subject to significant remaining due diligence and were uncertain as to conditions and readiness to close;

•	The existing conditions and activity in the financial markets;

•	Historical, current and projected financial information concerning the Company’s business and industry;

•

In the course of their deliberations, the Special Committee and the Board of Directors also considered a variety of risks and other countervailing factors weighing negatively against the Transactions, including:

•	The risks and costs to the Company if the Transactions do not close, including the diversion of management and employee attention, employee attrition, and the effect on business relationships;

•

The restrictions that the Transaction Agreement imposes on actively soliciting competing bids, and the fact that the Company would be obligated to pay the $8.0 million termination fee to ACI under certain circumstances;

•	The fact that the Company will no longer exist as an independent, stand-alone company and its stockholders will no longer participate in the projected future growth in profitability of the Company;

•	The possibility that the Company might be more valuable in the future if it meets or exceeds management’s current projections for increased profits; and

•	The fact that gains from an all-cash transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes.

The foregoing discussion of the factors considered by the Special Committee and the Board of Directors is not intended to be exhaustive, but it does set forth the principal factors considered by the Special Committee and the Board of Directors. The Board of Directors reached the unanimous conclusion to approve the Transaction Agreement in light of the various factors described above and other factors that each member of the Board of Directors felt were appropriate. In view of the wide variety of factors considered by the Board of Directors in connection with its evaluation of the Transaction Agreement and the Transactions and the complexity of these matters, the Board of Directors did not consider it practical, and did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Board of Directors. Rather, the Board of Directors made its recommendation based on the totality of information presented to, and the investigation conducted by, it and the Special Committee. In considering the factors discussed above, individual directors may have given different weights to different factors.

Opinion of Financial Advisor

The Company retained SunTrust Robinson Humphrey to provide the Special Committee with an opinion with respect to the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Offer Price to be received by such holders in the Offer and the Merger pursuant to the Transaction Agreement. On January 30, 2013, SunTrust rendered its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of SunTrust Robinson Humphrey’s written opinion dated the same date) with respect to the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Offer Price to be received by such holders in the Offer and the Merger pursuant to the Transaction Agreement.

SunTrust Robinson Humphrey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Offer Price to be received by such holders in the Offer and the Merger pursuant to the Transaction Agreement and did not address any other aspect or implication of the Offer, Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, any aspect or implication of the Shareholder Agreements or the consideration for the Company Preferred Stock. The summary of SunTrust Robinson Humphrey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this Schedule 14D-9 and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by SunTrust Robinson Humphrey in preparing its opinion. However, neither SunTrust Robinson Humphrey’s written opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 is intended to be, and they do not constitute, a recommendation to the Special Committee, the Board, any security holder of the Company or any other party as to how to act or vote with respect to any matter relating to the Offer, Merger or otherwise, including whether holders of Shares should tender their Shares in the Offer.

In connection with its opinion, SunTrust Robinson Humphrey conducted such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, SunTrust Robinson Humphrey reviewed:

•	a draft, dated January 30, 2013, of the Transaction Agreement;

•	a draft, dated January 30, 2013, of the Shareholder Agreement to be executed by the funds of TCP (referred to in the attached fairness opinion as the “Support Agreement”);

•	certain publicly available business and financial information relating to the Company;

•

certain other information relating to the historical, current and future business, financial condition, results of operations and prospects of the Company made available to SunTrust Robinson Humphrey by the Company, including (a) financial projections (and adjustments thereto) prepared by or discussed with the management of the Company relating to the Company for the years ending 2012 through 2016 (the “Projections”) and (b) estimates of the Company’s net operating loss tax carry forwards (“NOLs”) and estimates of the Company’s ability to utilize such NOLs to achieve tax savings on a standalone basis (the “Estimated NOL Tax Savings”);

•	the financial and operating performance of the Company as compared to that of other companies with publicly traded equity securities that SunTrust deemed relevant; and

•	the publicly available financial terms of certain transactions that SunTrust deemed relevant.

SunTrust Robinson Humphrey also had discussions with certain members of the senior management of the Company and with certain of the Company’s representatives and advisors regarding the business, financial condition, results of operations, and prospects of the Company, the Offer and the Merger and undertook such other studies, analyses and investigations as SunTrust Robinson Humphrey deemed appropriate. Among other things, management of the Company advised SunTrust Robinson Humphrey that (a) the holder of the outstanding shares of Company Preferred Stock has the right to request that the Company redeem all, or any part, of the outstanding shares of Company Preferred Stock at any time on or after July 3, 2013 at a redemption value of 115% of the face value of the Company Preferred Stock, plus an accruing amount and an escalation accrual (each as set forth in the certificate of designation of the Company Preferred Stock); (b) in the event the holder of the outstanding shares of Company Preferred Stock elects to cause the Company to redeem its shares of Company Preferred Stock, the Company anticipates that it will not have the necessary funds legally available to fully redeem the outstanding shares of Company Preferred Stock and may not have the ability to raise funds for that purpose on favorable terms or at all; (c) if the holder of the outstanding shares of Company Preferred Stock exercises its right to redemption on or after July 3, 2013, such exercise and the resulting obligations of the Company with respect to the exercise could have a material adverse impact on the market price of shares of common stock and the business, financial condition and results of operations of the Company; and (d) unless the Company is able to renegotiate the terms of the Company Preferred Stock or otherwise raise the funds for redemption in advance of the redemption date, the Company may experience a material adverse impact on the market price of shares of common stock and the business, financial condition and results of operations of the Company in advance of the redemption date.

The Company also advised SunTrust Robinson Humphrey, and SunTrust Robinson Humphrey at the Company’s direction assumed, that for purposes of the certificate of designation of the Company Preferred Stock (a) the consummation of the Offer and the Preferred Stock Sale would constitute a “Change of Control” as defined in the such certificate of designation; (b) a liquidation, dissolution or winding up of the Company would be deemed to result from a Change in Control; (c) in the event of any liquidation, dissolution or winding up of the Company, the holders of Company Preferred Stock would be entitled to be paid out of the assets of the Company available for distribution an amount per share of Company Preferred Stock (the “Preferred Stock Preference Amount”) determined in accordance with the certificate of designation, and (d) the Preferred Stock Consideration was equal to the Preferred Stock Preference Amount per share of Company Preferred Stock payable to the holders of Company Preferred Stock upon such Change of Control.

SunTrust Robinson Humphrey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. SunTrust Robinson Humphrey’s role in reviewing such data, material and other information was limited solely to performing such review as it deemed necessary and appropriate to support the opinion, and such review was not conducted on behalf of the Company or any other person. In addition, management of the Company advised SunTrust Robinson Humphrey, and SunTrust Robinson Humphrey assumed, that (i) the Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial results and condition of the Company; (ii) the NOLs and Estimated NOL Tax Savings were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to the amount of such NOLs and Estimated NOL Tax Savings; and (iii) the Estimated NOL Tax Savings were a reasonable basis on which to evaluate the NOLs. SunTrust Robinson Humphrey expressed no opinion with respect to the Projections, the NOLs, the Estimated NOL Tax Savings or the assumptions on which they were based. SunTrust Robinson Humphrey further relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to SunTrust Robinson Humphrey except for such changes as would not be material to its analyses or opinion, and that there was no information or any facts that would make any of the information discussed with or reviewed by SunTrust Robinson Humphrey incomplete or misleading.

SunTrust Robinson Humphrey also relied upon and assumed without independent verification that (i) the representations and warranties of all parties to the Transaction Agreement were true and correct; (ii) each party to the Transaction Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party under the Transaction Agreement; (iii) all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof; (iv) the Offer and the Merger will be consummated in accordance with the terms of the Transaction Agreement without waiver, modification or amendment of any term, condition or agreement therein; (v) the sale of Company Preferred Stock pursuant to the Shareholder Agreements to be executed by the funds of TCP will be consummated in accordance with the terms of the applicable Shareholder Agreements without waiver, modification or amendment of any term, condition or agreement therein; and (vi) in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the expected benefits of the Offer and the Merger. In addition, SunTrust Robinson Humphrey also assumed that the Transaction Agreement, when executed by the parties thereto, would conform to the draft reviewed by SunTrust Robinson Humphrey in all respects material to its analysis and opinion.

Furthermore, in connection with the opinion, SunTrust Robinson Humphrey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, or the Company Preferred Stock, nor was SunTrust Robinson Humphrey provided with any such appraisal or evaluation. SunTrust Robinson Humphrey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject. In that regard, SunTrust Robinson Humphrey relied upon the assessments of management of the Company with respect to the Company’s potential liability with respect to the Lawlor Litigation, the Stuckey Litigation and the deficiency in the Company’s Biller and Banking operating accounts, and at the Company’s direction, SunTrust Robinson Humphrey assumed that such assessments including the amounts escrowed, reserved or otherwise reflected on the financial statements of the Company as an accrued expense with respect to such liabilities and deficiency, were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to such liabilities and deficiencies, including the amounts thereof, and SunTrust Robinson Humphrey expressed no opinion with respect to such assessments, estimates or amounts or the assumptions on which they were based.

SunTrust Robinson Humphrey was not requested to, and did not (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Offer and the Merger, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Offer and the Merger; (b) negotiate the terms of the Offer and the Merger; or (c) advise the Special Committee, the Board or any other party with respect to alternatives to the Offer and the Merger. The opinion was necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to SunTrust Robinson Humphrey as of, the date of the opinion. SunTrust Robinson Humphrey has no obligation to update, revise, reaffirm or withdraw the opinion or otherwise comment upon events occurring or information that becomes available after the date of the opinion.

The opinion only addresses the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Offer Price to be received by the Unaffiliated Stockholders in exchange for their Shares in the Offer and the Merger pursuant to the Transaction Agreement and does not address any other aspect or implication of the Offer, the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, any aspect or implication of the Shareholder Agreements or the consideration for the sale of the Company Preferred Stock. SunTrust Robinson Humphrey was not requested to opine as to, and did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Offer and the Merger; (ii) the form, structure or any other portion or aspect of, the Offer and the Merger; (iii) the fairness of any portion or aspect of the Offer and the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last paragraph of the opinion; (iv) the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage; (v) the fairness of any portion or aspect of the Offer and the Merger to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents); (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Offer and the Merger; (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Offer and the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Offer and the Merger, any class of such persons or any other party, relative to the Offer Price or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. SunTrust Robinson Humphrey assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, SunTrust Robinson Humphrey relied, with the consent of the Special Committee, on the assessments by the Special Committee, the Board of Directors, the Company and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Offer and the Merger.

The opinion was furnished for the use of the Special Committee and the Board of Directors (in their capacities as such) in connection with their evaluation of the Offer and the Merger and may not be used for any other purpose without SunTrust Robinson Humphrey’s prior written consent. The opinion should not be construed as creating any fiduciary duty on the part of SunTrust Robinson Humphrey to any party. The opinion is not intended to be, and does not constitute, a recommendation to any security holder of the Company or any other party as to how to act or vote with respect to any matter relating to the Offer and the Merger or otherwise, including whether holders of the Shares should tender their Shares in the Offer.

In preparing its opinion to the Special Committee, SunTrust Robinson Humphrey performed a variety of analyses, including those described below. The summary of SunTrust Robinson Humphrey’s financial analyses provided below is not a complete description of the analyses underlying SunTrust Robinson Humphrey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither SunTrust Robinson Humphrey’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. SunTrust Robinson Humphrey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, SunTrust Robinson Humphrey believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, SunTrust Robinson Humphrey considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in SunTrust Robinson Humphrey’s analyses for comparative purposes is identical to the Company or the Offer and the Merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, SunTrust Robinson Humphrey did not make separate or quantifiable judgments regarding individual analyses. The implied valuation reference ranges per Share and implied enterprise value multiples indicated by SunTrust Robinson Humphrey’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the Company’s control and the control of SunTrust Robinson Humphrey. Much of the information used in, and accordingly the results of, SunTrust Robinson Humphrey’s analyses are inherently subject to substantial uncertainty.

SunTrust Robinson Humphrey’s opinion and analyses were provided to the Special Committee in connection with its evaluation of the Offer and Merger and were among many factors considered by the Special Committee in evaluating the Offer and the Merger. Neither SunTrust Robinson Humphrey’s opinion nor its analyses were determinative of the Offer Price or of the views of the Special Committee with respect to the Offer and the Merger.

The following is a summary of the material financial analyses performed by SunTrust Robinson Humphrey in connection with its opinion rendered to the Special Committee on January 30, 2013. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of SunTrust Robinson Humphrey’s analyses.

For purposes of its analyses, SunTrust Robinson Humphrey reviewed a number of financial metrics including:

•

Enterprise Value – generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet).

•	Adjusted EBITDA – generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, adjusted for certain non-recurring items.

Unless the context indicates otherwise, share prices for the selected companies used in the selected companies analysis described below were as of January 28, 2013, and estimates of financial performance for the Company for the years ending December 31, 2012 to 2016 were based on the Projections. Estimates of future financial performance for the selected companies listed below were based on publicly available research analyst estimates for those companies. For purposes of the discounted cash flow analysis described below, SunTrust Robinson Humphrey assumed a net present value of the Estimated NOL Tax Savings of $7.7 million based on the NOLs and Estimated NOL Tax Savings information provided to it by the Company management and stock based compensation was not treated as a cash expense.

Selected Companies Analysis

SunTrust Robinson Humphrey considered certain financial data for the Company and selected companies with publicly traded equity securities SunTrust Robinson Humphrey deemed relevant. Although none of the selected companies is identical to the Company, the selected companies were selected because they were deemed to be similar to the Company in one or more respects, including the nature of their business, size, diversification, distribution platform, financial performance and geographic concentration.

The financial data for the selected companies reviewed included:

•	Enterprise Value as a multiple of estimated adjusted EBITDA for fiscal year 2012, or FY 2012E adjusted EBITDA; and

•	Enterprise Value as a multiple of estimated adjusted EBITDA for fiscal year 2013, or FY 2013E adjusted EBITDA.

The selected companies with publicly traded equity securities and corresponding multiples were:

	EV/2012E Adjusted EBITDA	EV/2013E Adjusted EBITDA
ACI Worldwide, Inc.	14.2x	10.7x
Computer Services, Inc.	8.2x	NA
Bottomline Technologies (de), Inc.*	24.1x	19.9x
Fidelity National Information Services, Inc.	8.9x	8.3x
Fiserv, Inc.	9.9x	9.0x
Jack Henry & Associates Inc.	10.1x	9.4x
Lender Processing Services, Inc.	5.4x	5.7x
Moneygram International Inc.	7.0x	6.7x
Official Payments Holdings, Inc.	NA	NA
The Western Union Company	6.5x	7.2x

*	Outlier, excluded from summary statistics because the selected company was deemed distinguishable from the other companies considered in the selected companies analyses in one or more respects including, without limitation, the nature of its business.

	EV/FY 2012E Adjusted EBITDA	EV/FY 2013E Adjusted EBITDA
75% Quartile	10.0x	9.2x
25% Quartile	6.9x	6.9x
Mean	8.8x	8.1x
Median	8.5x	8.3x

Taking into account the results of the selected companies analysis and its professional judgment, SunTrust Robinson Humphrey applied a multiple range of 6.5x to 8.5x to the Company management’s estimate of FY 2012E adjusted EBITDA and a multiple range of 6.3x to 8.3x to the Company management’s estimate of FY 2013E adjusted EBITDA, which resulted in implied valuation reference ranges of $2.69 to $4.66 and $2.37 to $4.32 per Share, respectively, as compared to the proposed Offer Price of $3.85 in the Offer and the Merger.

Selected Transactions Analysis

SunTrust Robinson Humphrey also considered the financial terms of certain business combinations and other transactions SunTrust Robinson Humphrey deemed relevant. Although none of the selected transactions is identical to the Offer and the Merger, the selected transactions were selected because the target companies were deemed to be similar to the Company in one or more respects, including the nature of their business, size, diversification, distribution platform, financial performance and geographic concentration. The financial data for the selected transactions reviewed included the implied Enterprise Value (based on the purchase price paid in the transaction) as a multiple of the target company’s LTM adjusted EBITDA. The selected transactions and corresponding multiples were:

DATE ANNOUNCED	ACQUIRER	TARGET	TRANSACTION VALUE (in millions)	EV/LTM ADJ. EBITDA
01/2013	Fiserv, Inc.	Open Solutions Inc.	$1,015.0	10.2x
12/2012	Siris Capital Group, LLC	TNS, Inc.	$845.6	6.0x
03/2012	Vista Equity Partners	Misys plc	$2,178.3	NA
09/2011	BankServ, Inc.	Fundtech, Ltd.	$339.9	14.2x
07/2011	ACI Worldwide, Inc.	S1 Corporation*	$493.3	26.2x
05/2010	Jack Henry & Associates	iPay Technologies	$304.1	16.3x
08/2009	Jack Henry & Associates	Goldleaf Financial Solutions	$67.1	6.4x
03/2009	Fidelity National Information Systems, Inc.	Metavante Technologies, Inc.	$5,655.9	10.8x
01/2009	Tier Technologies, Inc.	ChoicePay, Inc.	$12.7	NM

*	Outlier, excluded from summary statistics because the target company in the selected transaction was deemed distinguishable from the other target companies considered in the selected transactions analyses in one or more respects including, without limitation, the substantial synergies projected to be achieved as a result of the selected transaction.

Enterprise Value / LTM Adjusted EBITDA
75% Quartile	13.4x
25% Quartile	7.3x
Mean	10.6x
Median	10.5x

Taking into account the results of the selected transactions analysis, SunTrust Robinson Humphrey applied a multiple range of 8.5x to 10.5x to the Company’s FY 2012E adjusted EBITDA, which resulted in an implied valuation reference range of $4.61 to $6.57 per Share, as compared to the Offer Price of $3.85 in the Offer and the Merger.

Discounted Cash Flow Analysis

SunTrust Robinson Humphrey also performed a discounted cash flow analysis of the Company using the Projections. In performing this analysis, SunTrust Robinson Humphrey applied discount rates ranging from 15.7% to 17.7%, taking into account the Company’s weighted average cost of capital, size and comparability to similarly sized companies, and SunTrust Robinson Humphrey’s professional judgment, and terminal multiples of FY 2016E adjusted EBITDA ranging from 6.5x to 8.5x, taking into account the results of the selected companies analysis and its professional judgment. This analysis resulted in an implied valuation reference range of $3.40 to $5.59 per Share as compared to the proposed per Share consideration of $3.85 in the Offer and the Merger.

Other Considerations: Premiums Paid Analysis

SunTrust Robinson Humphrey also considered the premiums paid in certain transactions based on the closing prices per share of common stock of the target companies in such transactions one trading day, seven trading days and 30 trading days prior to the public announcement of such transactions. Such analyses indicated:

	1 Trading Day Prior	7 Trading Days Prior	30 Trading Days Prior
75% Quartile	44.3%	53.2%	53.7%
25% Quartile	16.3%	19.0%	21.9%
Mean	38.6%	43.8%	47.9%
Median	31.0%	37.4%	35.7%

Taking into account the results of the premiums paid analysis, SunTrust Robinson Humphrey applied a premium range of 21.9% to 53.7% to the closing price of Shares on December 12, 2012, which resulted in an implied valuation reference range of $2.80 to $3.54 as compared to the proposed Offer Price of $3.85 in the Offer and the Merger.

Other Matters

At the request of the Special Committee, the Company retained SunTrust Robinson Humphrey to provide the Special Committee with an opinion with respect to the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Offer Price to be received by such holders in the Offer and the Merger pursuant to the Transaction Agreement. The Special Committee selected SunTrust Robinson Humphrey based on SunTrust Robinson Humphrey’s experience and reputation and SunTrust Robinson Humphrey’s knowledge of the Company and its industry. SunTrust Robinson Humphrey and its affiliates (including SunTrust Banks, Inc.) have in the past provided and are currently providing investment banking and other financial services to the Company including, during the past two years, having been a participant lender under the Company’s revolving credit facility. SunTrust Robinson Humphrey and its affiliates may also have in the past provided, and may in the future provide, investment banking and other financial services to the Company, ACI and certain of their affiliates for which SunTrust Robinson Humphrey have received and would expect to receive, compensation. SunTrust Robinson Humphrey is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, SunTrust Robinson Humphrey and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, ACI, their affiliates and any other company that may be involved in the Transactions, as well as provide investment banking and other financial services to such companies. In addition, SunTrust Robinson Humphrey and its affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with the Company, ACI and their affiliates.

Projected Financial Information

Although the Company makes public certain projections as to future performance, including with respect to revenue and Adjusted EBITDA, such projections are limited. The Company is including additional prospective financial information herein because such information was made available to the Board, the Special Committee, Raymond James and SunTrust Robinson Humphrey in connection with the Board’s and Special Committee’s assessment of strategic alternatives. These projections include estimates of revenue, Adjusted EBITDA, net income and free cash flow for the fiscal years 2012 through 2016. The estimated financial information for fiscal 2012 is considered prospective and an estimate due to the fact that the Company has not yet completed its actual financial statements for such period. As a result, actual results may vary from the estimates.

While presented with specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made by the Company with respect to industry performance, general business, economic, competitive, regulatory, litigation, market and financial conditions, foreign currency or investments, and other future events, as well as matters specific to the Company’s business, such as a decrease in demand for its products and services, competition and levels of operating expenses, all of which are difficult to predict and many of which are beyond the Company’s control. The unaudited prospective financial information reflects subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and frequent revisions attributable to the volatility of the Company’s industry and based on actual experience and business developments. As such, the unaudited prospective financial information constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the Company’s performance and ability to achieve strategic goals over the applicable period, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the factors described under “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, and in the Company’s other filings with the SEC. The unaudited prospective financial information may not, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such. The Company’s stockholders are urged to review the Company’s most recent filings with the SEC for a description of risk factors with respect to the Company’s business. See also “Cautionary Note Regarding Forward Looking Statements” herein. The unaudited prospective financial information was not prepared with a view toward public disclosure nor with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The prospective financial information is unaudited and KPMG, the independent registered certified public accounting firm for the Company, has not examined, compiled or performed any procedures with respect to these projections and, accordingly, KPMG does not express an opinion or other form of assurance with respect thereto. The unaudited prospective financial information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company in the Company’s public filings with the SEC. Further, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the Offer, the Merger or other transactions contemplated by the Transaction Agreement. None of the Company or any of its affiliates, advisors, officers, directors or representatives undertakes any obligation to update or otherwise revise or reconcile the unaudited prospective financial information to reflect circumstances existing after the date it was prepared or to reflect the occurrence of future events even if all or any of the assumptions underlying the information are shown to be in error. The inclusion of this unaudited prospective financial information should not be regarded as an indication that the Company or any recipient of the unaudited prospective financial information considered, or now considers, the unaudited prospective financial information to be necessarily predictive of actual future results. The Company has not made any representations or warranties to ACI or Purchaser regarding the projections in the Transaction Agreement. Company stockholders should not place undue reliance on the unaudited prospective financial information set forth below.

	Fiscal Year Ended December 31,
	2012E	2013E	2014E	2015E	2016E
	(in millions)
Revenue	$165.9	$175.0	$194.8	$221.9	$251.3
Adjusted EBITDA(1)	$34.0	$33.7	$37.3	$46.0	$54.5
Net Income (loss)	$(13.4)	$12.2	$14.5	$18.9	$24.8
Free Cash Flows(2)	N/A	$13.2	$15.6	$21.5	$26.4

(1)	Adjusted EBITDA for the Company is defined herein as net income (loss) before interest, taxes, depreciation and amortization, equity compensation expense, reserve for potential legal liability, strategic alternatives process costs, transition costs (including severance, retention and the Company’s India start up costs), restructuring costs and other expense, if any.
(2)	Free Cash Flows were calculated based on the Projections and other information provided by the Company including the Company’s projected depreciation and amortization, tax rate, changes in net working capital, and capital expenditures. See “Calculation of Free Cash Flow” table below

	Fiscal Year Ended December 31,
	2012E	2013E	2014E	2015E	2016E
	(in millions)
Reconciliation of Adjusted EBITDA
Net income (loss)	$(13.4)	$12.2	$14.5	$18.9	$24.8
Depreciation and amortization	13.3	10.5	11.0	12.8	12.4
Equity compensation expense	3.0	2.8	2.8	3.2	3.8
Transition costs	2.5	0.3	—	—	—
Reserve for potential legal liabilities	18.8	—	—	—	—
Operating account reconciliation deficit	4.5	—	—	—	—
Other (income) expense	1.6	0.2	(0.2)	(0.8)	(2.0)
Income tax provision	3.7	7.7	9.2	11.9	15.5

Adjusted EBITDA	$34.0	$33.7	$37.3	$46.0	$54.5

	Fiscal Year Ending December 31,
	2013E	2014E	2015E	2016E
	($ in millions)
Calculation of Free Cash Flow
Adj. EBITDA	$33.7	$37.3	$46.0	$54.5
Less: Depreciation and Amortization	(10.5)	($11.0)	($12.8)	($12.4)

EBIT	$23.2	$26.3	$33.1	$42.1
Less Taxes @38.5%	(8.9)	(10.1)	(12.8)	(16.2)

Unlevered Net Income	$14.3	$16.2	$20.4	$25.9
Add: Depreciation and Amortization	10.5	11.0	12.8	12.4
Less: Δ Net Working Capital	(1.0)	(1.0)	(1.0)	(1.0)
Less: Capital Expenditures	(10.5)	(10.6)	(10.7)	(10.8)

Free Cash Flow	$13.2	$15.6	$21.5	$26.4

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers, directors, affiliates and subsidiaries currently intends to tender or cause to be tendered pursuant to the Offer all

Shares they hold of record or beneficially owns and, if necessary, to vote such Shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive, officer, director, or affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.”

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The information set forth in Item 8 under the caption “Litigation” is supplemented by deleting such information in its entirety and substituting in lieu thereof the following:

“Litigation

Three putative class action lawsuits challenging the Offer have been filed in the Court of Chancery of the State of Delaware (the “Court”) by purported stockholders of ORCC seeking to represent a class of ORCC common stockholders. These actions were consolidated under the case captioned In re Online Resources Corp. Stockholder Litigation, C.A. No. 8280-VCN (collectively, the “Litigation”). The Litigation names the Company, each of its directors, ACI and Purchaser as defendants (the “Defendants”).

On February 25, 2013, the parties entered into a memorandum of understanding (“MOU”) regarding the settlement of the Litigation, as well as the settlement of all related claims that were or could have been asserted, including claims related to the Offer. After the parties enter into a definitive stipulation of settlement, the proposed settlement will be subject to Court approval. If approved by the Court, it is anticipated that the settlement will result in the dismissal with prejudice of the Litigation and a release of the Defendants from all claims that were or could have been brought challenging any aspect of or otherwise relating to the Offer, the consideration to be received by Company’s stockholders in connection with the Offer, or the disclosures made in connection therewith. Pursuant to the terms of the MOU, ORCC agreed to make available additional information to the Company’s stockholders in this amendment to the Schedule 14D-9. In addition, the MOU contemplates that plaintiffs’ counsel will petition the Court for an award of attorneys’ fees and expenses to be paid by the Company or its successors. There can be no assurance that the Court will approve the settlement. If the settlement is not approved, the MOU will be rendered null and void. The settlement will not affect the consideration to be paid to the Company’s stockholders in connection with the Offer or the Merger.

The Defendants have vigorously denied, and continue to vigorously deny, any breaches of fiduciary duty, aiding and abetting of such breaches or any other wrongdoing or liability with respect to all claims asserted in the Litigation, including that they have committed any violations of law, that they have acted improperly in any way, that they have any liability or owe any damages of any kind to the plaintiffs or the putative class and that any additional disclosures are required under any applicable rule, regulation, statute, or law. The settlement contemplated by the MOU is not, and should not be construed as, an admission of wrongdoing or liability by any Defendant. However, to avoid the substantial burden, inconvenience, expense, risk and distraction of continued litigation, to fully and finally resolve the Litigation, and to permit the Offer to proceed without delay, the Defendants agreed to the settlement described above.”

ITEM 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented inserting the following exhibit thereto:

Exhibit No.	Description

(a)(16)	Verified Complaint filed on February 13, 2013 in Court of Chancery of the State of Delaware, captioned Ilya Pichkhadze v. Joseph L. Cowan, et al. (Case No. 8311).*

(a)(17)	Memorandum of Understanding, dated February 25, 2013.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2013

Online Resources Corporation

By:	/s/ Joseph L. Cowan
Joseph L. Cowan
President and Chief Executive Officer

Exhibits

(a)(1)	Offer to Purchase (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(6)	Form of Summary Advertisement as published in the Wall Street Journal on February 8, 2013 (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(7)	Letter to Stockholders of the Company, dated February 7, 2013.*

(a)(8)	Joint Press Release issued by the Company and ACI on January 31, 2013 (incorporated by reference to Exhibit 99.4 to the Company’s Form 8-K filed on February 1, 2013).

(a)(9)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated by reference to Annex A hereto).*

(a)(10)	Opinion of SunTrust Robinson Humphrey, Inc. (incorporated by reference to Annex B hereto).*

(a)(11)	Amended Complaint, filed on February 14, 2013 in the Court of Chancery of the State of Delaware, captioned James J. Scerra v. Joseph L. Cowan, et.al. (Case No. 8280-VCN) (incorporated by reference to Amendment No. 1 to Schedule TO filed by Purchaser and ACI on February 19, 2013).

(a)(12)	Complaint, filed on February 13, 2013 in the Court of Chancery of the State of Delaware, captioned Ilya Pichkhadze v. Joseph Cowan, et.al (Case No. 8311) (incorporated by reference to Amendment No. 1 to Schedule TO filed by Purchaser and ACI on February 19, 2013).

(a)(13)	Complaint, filed on February 13, 2013 in the Court of Chancery of the State of Delaware, captioned James Saxton v. Online Resources Corporation, et al. (Case No. 8312) (incorporated by reference to Amendment No. 1 to Schedule TO filed by Purchaser and ACI on February 19, 2013).

(a)(14)	Frequently Asked Questions prepared by Online Resources Corporation, dated February 20, 2013.*

(a)(15)	Letter from ACI Worldwide, Inc. to Online Resources Corporation employees.*

(a)(16)	Verified Complaint filed on February 13, 2013 in Court of Chancery of the State of Delaware, captioned Ilya Pichkhadze v. Joseph L. Cowan, et al. (Case No. 8311). **

(a)(17)	Memorandum of Understanding, dated February 25, 2013. **

(e)(1)	Transaction Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on February 1, 2013).

(e)(2)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Opportunities Fund, LLC (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on February 1, 2013).

(e)(3)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Expansion Fund, LLC (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed on February 1, 2013).

(e)(4)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Joseph L. Cowan (incorporated by reference to Exhibit 99.3 to the Company’s Form 8-K filed on February 1, 2013).

(e)(5)	Shareholder Agreement, dated January 30, 2013, by and Among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Tennenbaum Opportunities Partners V, LP (incorporated by reference to Exhibit 99.5 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(6)	Non-Disclosure and Confidentiality Agreement, effective November 15, 2012, by and between the Company and ACI Worldwide, Inc. (and joined by PwC on January 4, 2013).*

(e)(7)	Exclusivity Agreement, effective November 20, 2012, by and between the Company and ACI, Worldwide, Inc.*

(e)(8)	Employment Agreement, dated June 14, 2010, by and between the Company and Joseph L. Cowan (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-K filed on March 15, 2011).

(e)(9)	Employment letter, dated November 9, 2010, by and between the Company and Jeffrey Lynn Kissling (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q filed on May 7, 2012).

(e)(10)	Employment letter, dated May 1, 2011, by and between the Company and Eric M. Labiak (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q filed on May 7, 2012).

(e)(11)	Employment letter, dated November 9, 2010, by and between the Company and Janie M. West (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(12)	Employment letter, dated April 15, 2011, by and between the Company and Stephen W. Ryan (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-Q (filed May 7, 2012).

(e)(13)	Consent Agreement, dated January 30, 2013, by and between Joseph L. Cowan and the Company (incorporated by reference to Exhibit 10.7 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(14)	Consent Agreement, dated January 30, 2013, by and between Eric M. Labiak and the Company (incorporated by reference to Exhibit 10.8 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(15)	Consent Agreement, dated January 30, 2013, by and between Stephen W. Ryan and the Company (incorporated by reference to Exhibit 10.9 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(16)	Consent Agreement, dated January 30, 2013, by and between Greg A. Haney and the Company (incorporated by reference to Exhibit 10.10 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(17)	Consent Agreement, dated January 30, 2013, by and between Edward D. Horowitz and the Company (incorporated by reference to Exhibit 10.11 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(18)	Consent Agreement, dated January 30, 2013, by and between Donald W. Layden, Jr. and the Company (incorporated by reference to Exhibit 10.12 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(19)	Consent Agreement, dated January 30, 2013, by and between Barry D. Wessler and the Company (incorporated by reference to Exhibit 10.13 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(20)	Consent Agreement, dated January 30, 2013, by and between Ervin R. Shames and the Company (incorporated by reference to Exhibit 10.14 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(21)	Consent Agreement, dated January 30, 2013, by and between William H. Washecka and the Company (incorporated by reference to Exhibit 10.15 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(22)	Consent Agreement, dated January 30, 2013, by and between John C. Dorman and the Company (incorporated by reference to Exhibit 10.16 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(23)	Consent Agreement, dated January 30, 2013, by and between Bruce A. Jaffe and the Company (incorporated by reference to Exhibit 10.17 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(24)	Retention Bonus Agreement, dated April 1, 2012, by and between the Company and Joseph L. Cowan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on February 1, 2013).

(e)(25)	Retention Bonus Agreement, dated April 1, 2012, by and between the Company and Jeffrey L, Kissling (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on February 1, 2013).

(e)(26)	Retention Bonus Agreement, dated April 1, 2012, between the Company and Eric M. Labiak (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on February 1, 2013).

(e)(27)	Retention Bonus Agreement, dated April 1, 2012, by and between the Company and Janie M. West (incorporated by reference to Exhibit 10.6 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(28)	Retention Bonus Agreement, dated April 1, 2012, by and between the Company and Stephen W. Ryan (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on February 1, 2013.

(e)(29)	Online Resources Corporation Severance Pay Policy*

*	Previously filed
**	Filed herewith.